Himalaya Technologies, Inc.

625 Stanwix St., #2504

Pittsburgh, Pennsylvania 15222

November 24, 2023

VIA EDGAR

Mr. Michael Purcell

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Himalaya Technologies, Inc. (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) Filed November 17, 2023 Commission File No. 024-12360

Ladies and Gentlemen:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified Tuesday, November 28, 2023, at 10:00 a.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

-	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Vikram P. Grover
Vikram P. Grover
Chief Executive Officer
Himalaya Technologies, Inc.